UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 30, 2012

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

Unless we otherwise specify, when used in this Report, the terms “Seaspan,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries.

Acquisition of Seaspan Management Services Limited

Pursuant to an agreement with the owners of Seaspan Management Services Limited (together with its subsidiaries, the “Manager”), we have acquired all of the issued and outstanding share capital of the Manager, and we have acquired and cancelled all of the issued and outstanding shares of our Class C common stock, which shares of Class C common stock we issued in 2005 in connection with our initial public offering and which entitled the holder of such shares to increasing distributions to the extent our dividends reached specified thresholds.

The Manager provides to us all of our technical, administrative and strategic services, together with all of our employees, other than Gerry Wang, our Chief Executive Officer. In addition to providing services to us, the Manager also provides, or has agreed to provide, ship management services to Greater China Intermodal Investments LLC (an investment vehicle established by an affiliate of global alternative asset manager The Carlyle Group) (“GCI”), Blue Water Commerce, LLC (an affiliate of our largest beneficial shareholder, Dennis R. Washington) (“Blue Water”) and Dennis R. Washington’s personal vessel owning companies. Prior to the acquisition, the Manager was owned 50.05% by trusts established for sons of Dennis R. Washington, including Kyle Washington, our Co-Chairman, and 49.95% by Thetis Holdings Ltd. (an entity indirectly owned by Graham Porter, one of our directors, and Gerry Wang, our Co-Chairman and Chief Executive Officer) (“Thetis”).

The purchase price for the acquisition includes:

•	a base purchase price of $54 million, plus

•

additional payments (each a “Fleet Growth Payment”), as described below, for each newbuilding or existing containership ordered or acquired or leased (for a period of at least five years) prior to August 15, 2014 by us, GCI or Blue Water, or by affiliates of any such parties, and which containerships are to be managed by the Manager or one of our controlled affiliates after the acquisition.

The base purchase price was paid and any Fleet Growth Payments will be paid in shares of our Class A common stock, in each case valued on a per share basis equal to $12.794, being the volume-weighted average trading price of the Class A common stock for the 90 trading days immediately preceding the closing date of the acquisition (the “Per Share Value”). For each qualifying containership ordered, acquired or leased, the related Fleet Growth Payment will include the issuance of a fixed number of shares equal to the quotient of $0.5 million divided by the Per Share Value. Fleet Growth Payments will be paid quarterly, based on newbuilding orders or existing vessel acquisitions that occur during a quarter.

Prior to the closing of the acquisition, the Manager declared an aggregate dividend of $5.7 million to its owners. Following receipt of an audited balance sheet for the Manager as at

December 31, 2011, the owners of the Manager will pay us an amount, if any, by which the Manager’s adjusted net asset value (with inventory valued at market prices and certain other adjustments) as of December 31, 2011 is more than the sum of (a) $5 million plus (b) the amount of the pre-closing dividend plus (c) the aggregate amount of the Manger’s expenses for the transaction.

Shares of Class A Common stock issued to the owners of the Manager in payment for the base purchase price for the acquisition are subject to graduated four-year lock-up agreements. Shares issued in connection with Fleet Growth Payments will not be subject to lock–up agreements. Under the lock–up agreements, the owners and certain of their affiliates will be restricted from transferring 100% of these shares for one year, 75% of such shares for two years, 50% of such shares for three years, and 25% of such shares for four years. We will register for resale under the U.S. Securities Act of 1933, as amended, all shares of our Class A common stock issued to the owners of the Manager in connection with the acquisition, including any shares issued as Fleet Growth Payments. The portion of such registered shares issued as part of the base purchase price will, however, remain subject to the lock-up agreements to the extent described above.

The owners of the Manager are permitted to transfer all shares from the acquisition among themselves and to Deep Water Holdings, LLC (“Deep Water”), which is our largest shareholder and is controlled by Dennis R. Washington. Prior to the closing of the acquisition, we entered into an amendment to our Amended and Restated Shareholders Rights Agreement, which provides that all such shares are exempt from the shareholding thresholds otherwise applicable to Deep Water and other parties as “Excluded Persons” under such agreement. Thetis has entered into an agreement with Deep Water to transfer 50% of the shares it receives in connection with the acquisition to Deep Water.

In connection with the acquisition of the Manger, we also entered into an amended and restated omnibus agreement that provides that the non-competition and other provisions of the original omnibus agreement, as amended, do not apply to the Manager or any of its controlled affiliates. Under the amended and restated omnibus agreement, the non-competition and other provisions apply only to Seaspan Marine Corporation (formerly Seaspan International Ltd.), a company that owns substantially all of the Washington Companies’ marine transportation shipyards and ship management entities, Norsk Pacific Steamship Company Limited, a company within the Washington Marine Group, and their controlled affiliates.

We believe that the acquisition of the Manager increases our control over access to the services the Manager provides on a long-term basis, and reduces certain conflicts between us and our directors who had interests in the Manager. We previously paid fees to the Manager for technical services on a fixed basis, which fees were adjusted every three years. As a result of the acquisition of the Manager, our operating results will vary more directly with the actual cost of providing technical services for our fleet. The conflicts committee of our board of directors, which committee is composed of independent directors, with the assistance of financial and legal advisors, has reviewed and approved the acquisition of the Manager on the terms described above. The conflicts committee also received an opinion from an internationally-recognized investment banking firm that the purchase price we paid for the Manager and our outstanding shares of Class C common stock is fair to us from a financial point of view.

Forward-Looking Statements

The statements in this Report that are not historical facts may be forward-looking statements, including statements regarding our operations and financial position, including, in particular: the amount of any Fleet Growth Payments, the amount of any payments related to dividends to the Manager’s owners, and the effects of the acquisition of the Manager on us and our operations and results. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others: future operating and financial results of us and the Manager; future fleet growth; our business strategy and other plans and objectives for future operations; and those risks discussed in our public filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2010. We undertake no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

4.1	Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

4.2	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

4.3	Form of Lockup Agreement.

4.4	Amended and Restated Omnibus Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation.

4.5	Registration Rights Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

4.6	Amendment No. 1 to Amended and Restated Shareholder Rights Agreement, dated as of January 27, 2012, between Seaspan Corporation and American Transfer & Trust Company, LLC, as Rights Agent.

4.7	Amending Agreement, dated as of January 27, 2012, between Seaspan Ship Management Ltd. and Gerry Wang.

This Report on Form 6-K is filed with reference to and is hereby incorporated by reference into the following registration statements:

•	Registration Statement on Form F-3D of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008 (Registration No. 333-151329);

•	Registration Statement on Form F-3 of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2010 (Registration No. 333-168938); and

•	Registration Statement on Form S-8 of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011 (Registration No. 333-173207).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 30, 2012	By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer